Exhibit 99.1

Corel Corporation

Valuation and Qualifying Accounts

Years Ended November 30, 2001, 2000 and 1999

Included in accounts receivable are the following reserves and related activity:

Year Ended	Description	Opening Balance	Additions	Deductions	Ending Balance
			(In thousands of US$)

November 30, 2001	Promotional rebates	2,617	5,437	6,699	1,355
	Sales reserve	18,788	41,720	42,225	18,283
	Allowance for doubtful accounts	8,206	4,142	4,637	7,711

November 30, 2000	Promotional rebates	3,277	17,433	18,093	2,617
	Sales reserve	40,929	8,210	30,351	18,788
	Allowance for doubtful accounts	6,720	3,696	2,210	8,206

November 30, 1999	Promotional rebates	6,197	8,208	11,128	3,277
	Sales reserve	21,882	55,309	36,262	40,929
	Allowance for doubtful accounts	6,804	28	112	6,720